FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 8-K
                       PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         DATE OF REPORT: MARCH 6, 2006

                             ---------------------

                         COMMISSION FILE NUMBER 1-8198

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      86-1052062
           (STATE OF INCORPORATION)                 (IRS EMPLOYER IDENTIFICATION NUMBER)

2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS                      60070
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)

( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR
    240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------

ITEM 7.01. REGULATION FD DISCLOSURE
--------------------------------------------------------------------------------

Financial supplement pertaining to the financial results of HSBC Finance Corporation for the six and twelve months ended December 31, 2005. The information included in the financial supplement is presented on a management basis and an International Financial Reporting Standards ("IFRS") management basis. Management basis is a non-GAAP financial measure that eliminates mortgage and private label receivable transfers to HSBC Bank USA, N.A., an affiliate of HSBC Finance Corporation, and related intercompany activities and assumes that securitized receivables have not been sold and remain on our balance sheet. IFRS management basis is a non-GAAP financial measure that represents management basis as adjusted using IFRS.

This information shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

     (a) Financial statements of businesses acquired.

        Not applicable.

     (b) Pro forma financial information.

        Not applicable.

     (c) Exhibits.

NO.  EXHIBIT
---  -------
99.. Financial supplement.

SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          By: /s/ Patrick D. Schwartz
                                            ------------------------------------
                                              Patrick D. Schwartz
                                              Vice President-Deputy General
                                              Counsel-Corporate

Dated: March 6, 2006

                                                                      EXHIBIT 99
--------------------------------------------------------------------------------

                            HSBC FINANCE CORPORATION

                      SUPPLEMENT TO THE FORM 10-K FOR THE
                         PERIOD ENDED DECEMBER 31, 2005

                                                                     MARCH, 2006

                                 (HSBC FOOTER)

FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

This document, and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc and HSBC Finance Corporation. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc Annual Report and HSBC Finance Corporation Annual Report on Form 10-K for the year ended December 31, 2005.

                                 (HSBC FOOTER)
                                        2

BASIS OF REPORTING
--------------------------------------------------------------------------------

- INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSS") Prior to January 1, 2005, HSBC Holdings plc ("HSBC") reported results on a U.K. GAAP basis. The European Union has determined that all European listed companies are required to prepare their consolidated financial statements using IFRSs by 2005. As a result, HSBC began reporting its financial results under IFRSs rather than U.K. GAAP with its release of interim financial results for the six months ended June 30, 2005.

- MANAGED BASIS (a non-GAAP financial measure) assumes that securitized customer loans have not been sold and remain on our balance sheet.

- MANAGEMENT BASIS In addition to managed basis reporting, we also monitor our operations and evaluate trends on a Management basis (a non-GAAP financial measure). Management basis reporting, in addition to the managed basis adjustments, assumes that the Mortgages and Private Label customer loans transferred to HSBC's U.S. banking subsidiary, HSBC Bank USA, N.A. ("HSBC Bank USA"), have not been sold and remain on the balance sheet. We also monitor our operations and evaluate trends on a management basis because the customer loan sales to HSBC Bank USA were conducted primarily to more appropriately fund prime customer loans within the HSBC Group and such customer loans continue to be managed and serviced by us without regard to ownership. Furthermore, we also review operating results and make decisions about allocating resources such as employees on a management basis.

  When reporting on a management basis, net interest income, fee income and loan impairment charges are adjusted to include the activity associated with these customer loans transferred to HSBC Bank USA. Gains on sales and the related servicing fees are eliminated. We believe that management basis information enables readers, investors and other interested parties to better understand the overall performance and related trends of our consumer finance business.

  Certain adjustments have been made to conform to the current period presentation.

- IFRS MANAGEMENT BASIS (a non-GAAP financial measure) represents management basis plus IFRS adjustments. In this document, the term "customer loans" is synonymous to "receivables" in our U.S. GAAP financial statements.

- INTERNATIONAL ACCOUNTING STANDARDS ("IAS") LITE MANAGEMENT BASIS excludes application of: IAS 32, "Financial Instruments: Disclosure and Presentation;" IAS 39, "Financial Instruments: Recognition and Measurement;" and IFRS 4, "Insurance Contracts."

                                 (HSBC FOOTER)
                                        3

HSBC FINANCE CORPORATION - 2005 HIGHLIGHTS
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

- Adjusted Profit up 13% on the second half of 2004 and 9% year-over-year

- Customer loans grew 16% year-over-year, excluding Metris acquisition and UK loan sale

      - Major growth contributors were real estate secured, MasterCard/Visa,(1) and auto finance

      -  Good organic growth

      - Completed Metris acquisition, adding $5.3 billion of customer loans, strengthening full spectrum lending capabilities

- Strong expense management year-over-year

      - Expenses flat over 3 half years, December 2005, June 2005 and December 2004; average customer loans up 19% over the second half of 2004 and 9% over the first half of 2005

- Net interest margin compression consistent with current market environment

      -  Higher funding costs more than offset re-pricing initiatives

- Risk Adjusted Revenue ("RAR") was 6.1% at December 31, 2005

      - Excluding estimates for bankruptcy legislation change and Hurricane Katrina ("Katrina") impacts, fourth quarter 2005 RAR was 6.5%, in line with third quarter 2005 and fourth quarter 2004

- Underlying credit results strong

      - Stronger analytics and improved collections complemented by favorable U.S. economy

      - Reflects growing mix of near-prime loans and shift to lower risk products and customers in real estate secured and auto finance

- Impact of new U.S. bankruptcy legislation effective October 17, 2005

      - Fourth quarter included an estimated $145 million of higher charge-offs, primarily in the MasterCard/Visa portfolio, substantially covered by existing allowances

      - $128 million of higher loan impairment charges in the fourth quarter to cover estimated secured and personal non-credit card charge-offs

      - Bankruptcy filings subsequent to legislation change have decreased dramatically

      - Some bankrupt charge-offs are an acceleration of charge-offs that would have otherwise occurred in future periods

---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                                 (HSBC FOOTER)
                                        4

HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

                                                              H2 05     H1 05     H2 04
                                                               IFRS    IFRS(1)   IAS LITE
-----------------------------------------------------------------------------------------
                                                                     (MILLIONS $)
Net Interest Income.........................................  $5,650   $5,162     $5,613
Other Operating Income......................................   1,768    2,090      1,378
                                                              ------   ------     ------
  Total Operating Income....................................   7,418    7,252      6,991
Loan Impairment Charges.....................................   2,880    2,321      2,847
Loan Impairment Charges, Katrina related....................     202       --         --
Operating Expenses..........................................   2,698    2,627      2,659
                                                              ------   ------     ------
  Profit Before Tax.........................................   1,638    2,304      1,485
Tax Expense.................................................     393      770        515
                                                              ------   ------     ------
  Profit for the Period.....................................  $1,245   $1,534     $  970
Adjustments, net of Tax Expense:
Katrina impact..............................................     139       --         --
Gain on sale of U.K. loans..................................    (176)      --         --
FFIEC implementation charge.................................      --       --         98
                                                              ------   ------     ------
  Adjusted Profit for the Period............................  $1,208   $1,534     $1,068
                                                              ======   ======     ======
Cost Efficiency Ratio.......................................    36.4%    36.2%      38.0%
Expenses/Average Customer Loans.............................     3.4%     3.7%       4.0%

---------------

(1) The first half of 2005 net interest income and other income related to the adoption of IAS 39, fair value option, were adjusted to conform to the current period presentation.

                                 (HSBC FOOTER)
                                        5

HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

                                                              TWELVE MONTHS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2005     2004 IAS
                                                                IFRS       LITE
----------------------------------------------------------------------------------
                                                                  (MILLIONS $)
Net Interest Income.........................................  $10,812     $11,256
Other Operating Income......................................    3,858       2,787
                                                              -------     -------
  Total Operating Income....................................   14,670      14,043
Loan Impairment Charges.....................................    5,201       5,345
Loan Impairment Charges, Katrina related....................      202          --
Operating Expenses..........................................    5,325       5,087
                                                              -------     -------
  Profit Before Tax.........................................    3,942       3,611
Tax Expense.................................................    1,163       1,204
                                                              -------     -------
  Profit for the Period.....................................    2,779       2,407
Adjustments, net of Tax Expense:
Katrina impact..............................................      139          --
Gain on sale of U.K. loans..................................     (176)         --
FFIEC implementation charge.................................       --          98
                                                              -------     -------
  Adjusted Profit for the Period............................  $ 2,742     $ 2,505
                                                              =======     =======
Cost Efficiency Ratio.......................................     36.3%       36.2%
Expenses/Average Customer Loans.............................      3.5%        4.0%

                                 (HSBC FOOTER)
                                        6

HSBC FINANCE CORPORATION
KEY RATIOS - MANAGEMENT BASIS (A NON-GAAP MEASURE)(1)
--------------------------------------------------------------------------------

                                    (GRAPH)

(1) Derived from U.S. GAAP reported results and adjusted to management basis as further described on page 3.

(2) Excludes impact of initial FFIEC implementation.

(3) Excluding the estimated impacts of Katrina and bankruptcy legislation change, fourth quarter 2005 RAR was 6.5% and ROMA was 1.3%.

(4) Excludes mark-to-market on derivatives which do not qualify as effective hedges and ineffectiveness associated with qualifying hedges under SFAS No.
    133. Third and fourth quarter 2005 ROMA include the impacts of Katrina and bankruptcy legislation change.

                                 (HSBC FOOTER)
                                        7

HSBC FINANCE CORPORATION
CREDIT QUALITY - MANAGEMENT BASIS (A NON-GAAP MEASURE)(1)
--------------------------------------------------------------------------------

                                    (GRAPH)

(1) Derived from U.S. GAAP reported results and adjusted to management basis as further described on page 3. For further information, see Credit Quality discussion in HSBC Finance Corporation's 2005 Annual Report on Form 10-K.

(2) Fourth quarter 2004 charge-offs and RAR exclude the impact of initial FFIEC implementation.

(3) Excluding the estimated impacts of Katrina and bankruptcy legislation change, fourth quarter 2005 RAR was 6.5% and charge-offs were 2.9%.

(4) Excludes mark-to-market on derivatives which do not qualify as effective hedges and ineffectiveness associated with qualifying hedges under SFAS No. 133.

                                 (HSBC FOOTER)
                                        8

HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS (A NON-GAAP MEASURE)
--------------------------------------------------------------------------------

CUSTOMER LOANS

                                                                                       DEC 05
                                                                                INCREASE/(DECREASE)
                                                                                --------------------
                                                                                         %
                                                                                --------------------
                                                DEC 05    JUNE 05     DEC 04     JUNE 05     DEC 04
----------------------------------------------------------------------------------------------------
                                                                   (MILLIONS $)
Branch Real Estate...........................  $ 41,341   $ 39,081   $ 36,211        6%         14%
Correspondent Real Estate....................    46,020     38,049     33,804       21          36
                                               --------   --------   --------      ---         ---
  Real Estate Secured........................    87,361     77,130     70,015       13          25
MasterCard/Visa..............................    25,819     22,192     22,225       16          16
Private Label................................    19,656     18,014     18,981        9           4
Auto Finance.................................    11,911     10,838     10,237       10          16
Personal Non-credit Card.....................    20,745     19,756     19,641        5           6
Commercial and Other.........................        33         72        127      (54)        (74)
                                               --------   --------   --------      ---         ---
  Total Customer Loans(1)....................  $165,525   $148,002   $141,226       12%         17%
                                               ========   ========   ========      ===         ===

---------------

(1) Excluding the Metris acquisition of $5,326 million and the UK card sale of $(3,142) million, total customer loan growth from June 2005 and December 2004 was 10% and 16%, respectively.

                                 (HSBC FOOTER)
                                        9

HSBC FINANCE CORPORATION
2005 BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------

           RETAIL BRANCH CHANNEL                                  CORRESPONDENT/
             (HFC/ BENEFICIAL)                                  WHOLESALE CHANNEL

- Continued strong loan growth                     - Continued strong real estate secured
                                                     volumes
  - Real estate secured products up
    14% year-over-year                               - Portfolio up 36% year-over-year
    ( ) Includes both near-prime and               - Broadened distribution channels through
        subprime segments                            diversifying flow originators
    ( ) Junior liens a good source of growth       - Expanded junior lien production
  - Unsecured loan growth driven by                - Credit quality remains stable
    successful direct mail campaigns
    ( ) Good success in selling real estate
        secured loans to this growing base
        of new customers
- Cross sell volume continues to expand
  - Auto loans and credit card sales in
    branches contribute to growth
- Credit quality remains stable
- Improving returns reflect pricing changes;
  tailoring pricing to better align with
  credit performance

                                 (HSBC FOOTER)
                                        10

HSBC FINANCE CORPORATION 2005 BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------

                                  CREDIT CARD

- Strong profits, solid organic loan and good operating income growth

- Expanded net interest margin by growing non-prime book and repricing efforts

- Strong growth in fee and other operating income due to growing portfolio and higher interchange fees

- Underlying credit quality strong, absent bankruptcy legislation impact

- Strong risk adjusted revenue contributed to higher ROMA

- Acquired Metris with $5.3 billion of customer loans

- Now ranked the fifth largest U.S. MasterCard/ Visa issuer (based on receivables), according to The Nilson Report

- Impact of change in minimum payment guidelines being assessed

                   PRIVATE LABEL
- Growing commercial card capability including OfficeMax and Advanced Auto Parts

- Continued strong merchant renewals; nine new retail merchants signed including The Neiman Marcus Group, Inc. and The Bon-Ton Stores, Inc.

- Overall credit quality strong based on continued improvements in front-end underwriting tools and collections management

- Impact of change in minimum payment guidelines being assessed

                                 (HSBC FOOTER)
                                        11

HSBC FINANCE CORPORATION 2005 BUSINESS UNIT HIGHLIGHTS
--------------------------------------------------------------------------------

                                      AUTO

- Strong organic growth, primarily in the near-prime portfolio

- Receivable mix shift toward near-prime producing lower charge-offs and better risk adjusted revenues

- Expanded distribution through direct to consumer, dealer and strategic alliance channels

- Improved collections and active portfolio management

                                 INTERNATIONAL

CANADA

- Strong loan growth and strong profitability

- Branch expansion contributed to strong growth in unsecured and real estate secured products

- Growth initiatives in auto and credit card contributed favorably to results

- Acquired Invis, one of Canada's largest mortgage brokers

  - Supplements growth of newly established centralized mortgage operation

- Credit quality stable

UK

- Credit card business sold to HSBC Bank plc as part of integration and efficiency efforts

- Focus remains on credit and loss mitigation in a continued challenging environment

                                 (HSBC FOOTER)
                                        12

--------------------------------------------------------------------------------

                                    APPENDIX

                                 (HSBC FOOTER)

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION INCOME STATEMENT
IFRS MANAGEMENT BASIS
                                         SIX MONTHS ENDED 12/31/05           SIX MONTHS ENDED 6/30/05
                                     ---------------------------------   ---------------------------------
                                                 IFRS                                IFRS
                                              MANAGEMENT       IFRS               MANAGEMENT       IFRS
                                     OWNED       BASIS      MANAGEMENT   OWNED       BASIS      MANAGEMENT
                                     BASIS    ADJUSTMENTS     BASIS      BASIS    ADJUSTMENTS     BASIS
----------------------------------------------------------------------------------------------------------
                                                           (DOLLARS ARE IN MILLIONS)
Net interest income................  $4,461     $1,189        $5,650     $3,923     $1,239        $5,162
Other operating income.............  2,245        (477)        1,768     2,586        (496)        2,090
                                     ------     ------        ------     ------     ------        ------
TOTAL OPERATING INCOME.............  6,706         712         7,418     6,509         743         7,252
                                     ------     ------        ------     ------     ------        ------
Loan impairment charges............  2,491         389         2,880     1,872         449         2,321
Loan impairment charges, Katrina
 related...........................    180          22           202         -           -             -
Operating expenses.................  3,025        (327)        2,698     2,984        (357)        2,627
                                     ------     ------        ------     ------     ------        ------
Profit before tax..................  1,010         628         1,638     1,653         651         2,304
Tax expense........................    336          57           393       555         215           770
                                     ------     ------        ------     ------     ------        ------
PROFIT FOR THE PERIOD..............  $ 674      $  571        $1,245     $1,098     $  436        $1,534
                                     ======     ======        ======     ======     ======        ======
Adjustments, net of tax expense:
Katrina impact.....................      -         139           139         -           -             -
Gain on sale of private label
 receivables.......................      -           -             -         -           -             -
Gain on sale of U.K. loans.........      -        (176)         (176)        -           -             -
FFIEC implementation charge........      -           -             -         -           -             -
                                     ------     ------        ------     ------     ------        ------
ADJUSTED PROFIT FOR THE PERIOD.....  $ 674      $  534        $1,208     $1,098     $  436        $1,534
                                     ======     ======        ======     ======     ======        ======
COST EFFICIENCY RATIO:
Total operating expenses...........  $3,025     $ (327)       $2,698     $2,984     $ (357)       $2,627
Policyholders' benefits............   (218)        218             -      (238)        238             -
                                     ------     ------        ------     ------     ------        ------
Total operating expenses, excluding
 policyholders' benefits...........  $2,807     $ (109)       $2,698     $2,746     $ (119)       $2,627
                                     ------     ------        ------     ------     ------        ------
Net interest income and other
 operating income..................  $6,706     $  712        $7,418     $6,509     $  743        $7,252
Policyholders' benefits............   (218)        218             -      (238)        238             -
                                     ------     ------        ------     ------     ------        ------
Net interest income and other
 operating income, excluding
 policyholders' benefits...........  $6,488     $  930        $7,418     $6,271     $  981        $7,252
                                     ------     ------        ------     ------     ------        ------
COST EFFICIENCY RATIO..............   43.3%                     36.4%     43.8%                     36.2%
                                     ======                   ======     ======                   ======
ADJUSTED PROFIT FOR THE PERIOD
 GROWTH:
 Profit for the period.............  $ 674      $  534        $1,208     $1,098     $  436        $1,534
 IFRS management basis profit for
   the period growth:
 12/31/05 compared to 12/31/04.....                               13%
                                                              ======

                                         SIX MONTHS ENDED 12/31/04
                                     ---------------------------------
                                               IAS LITE
                                              MANAGEMENT     IAS LITE
                                     OWNED       BASIS      MANAGEMENT
                                     BASIS    ADJUSTMENTS     BASIS
-----------------------------------  ---------------------------------
                                         (DOLLARS ARE IN MILLIONS)
Net interest income................  $4,052     $1,561        $5,613
Other operating income.............  2,798      (1,420)        1,378
                                     ------     ------        ------
TOTAL OPERATING INCOME.............  6,850         141         6,991
                                     ------     ------        ------
Loan impairment charges............  2,409         438         2,847
Loan impairment charges, Katrina
 related...........................      -           -             -
Operating expenses.................  2,870        (211)        2,659
                                     ------     ------        ------
Profit before tax..................  1,571         (86)        1,485
Tax expense........................    534         (19)          515
                                     ------     ------        ------
PROFIT FOR THE PERIOD..............  $1,037     $  (67)       $  970
                                     ======     ======        ======
Adjustments, net of tax expense:
Katrina impact.....................      -           -             -
Gain on sale of private label
 receivables.......................   (423)        423             -
Gain on sale of U.K. loans.........      -           -             -
FFIEC implementation charge........    121         (23)           98
                                     ------     ------        ------
ADJUSTED PROFIT FOR THE PERIOD.....  $ 735      $  333        $1,068
                                     ======     ======        ======
COST EFFICIENCY RATIO:
Total operating expenses...........  $2,870     $ (211)       $2,659
Policyholders' benefits............   (206)        206             -
                                     ------     ------        ------
Total operating expenses, excluding
 policyholders' benefits...........  $2,664     $   (5)       $2,659
                                     ------     ------        ------
Net interest income and other
 operating income..................  $6,850     $  141        $6,991
Policyholders' benefits............   (206)        206             -
                                     ------     ------        ------
Net interest income and other
 operating income, excluding
 policyholders' benefits...........  $6,644     $  347        $6,991
                                     ------     ------        ------
COST EFFICIENCY RATIO..............   40.1%                     38.0%
                                     ======                   ======
ADJUSTED PROFIT FOR THE PERIOD
 GROWTH:
 Profit for the period.............  $ 735      $  333        $1,068
 IFRS management basis profit for
   the period growth:
 12/31/05 compared to 12/31/04.....

                                 (HSBC FOOTER)
                                        1

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION INCOME STATEMENT
IFRS MANAGEMENT BASIS

                                             TWELVE MONTHS ENDED 12/31/05         Twelve Months Ended 12/31/04
                                          ----------------------------------   ----------------------------------
                                                       IFRS                               IAS Lite
                                                    MANAGEMENT       IFRS                MANAGEMENT     IAS LITE
                                           OWNED       BASIS      MANAGEMENT    OWNED       BASIS      MANAGEMENT
                                           BASIS    ADJUSTMENTS     BASIS       BASIS    ADJUSTMENTS     BASIS
-----------------------------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Net interest income.....................  $ 8,384     $2,428       $10,812     $ 7,802     $ 3,454      $11,256
Other operating income..................    4,831       (973)        3,858       5,073      (2,286)       2,787
                                          -------     ------       -------     -------     -------      -------
TOTAL OPERATING INCOME..................   13,215      1,455        14,670      12,875       1,168       14,043
                                          -------     ------       -------     -------     -------      -------
Loan impairment charges.................    4,363        838         5,201       4,334       1,011        5,345
Loan impairment charges, Katrina
  related...............................      180         22           202           -           -            -
Operating expenses......................    6,009       (684)        5,325       5,601        (514)       5,087
                                          -------     ------       -------     -------     -------      -------
Profit before tax.......................    2,663      1,279         3,942       2,940         671        3,611
Tax expense.............................      891        272         1,163       1,000         204        1,204
                                          -------     ------       -------     -------     -------      -------
PROFIT FOR THE PERIOD...................  $ 1,772     $1,007       $ 2,779     $ 1,940     $   467      $ 2,407
                                          =======     ======       =======     =======     =======      =======
Adjustments, net of tax expense:
Katrina impact..........................        -        139           139           -           -            -
Gain on sale of private label
  receivables...........................        -          -             -        (423)        423            -
Gain on sale of U.K. loans..............        -       (176)         (176)          -           -            -
FFIEC implementation charge.............        -          -             -         121         (23)          98
                                          -------     ------       -------     -------     -------      -------
ADJUSTED PROFIT FOR THE PERIOD..........  $ 1,772     $  970       $ 2,742     $ 1,638     $   867      $ 2,505
                                          =======     ======       =======     =======     =======      =======
COST EFFICIENCY RATIO:
Total operating expenses................  $ 6,009     $ (684)      $ 5,325     $ 5,601     $  (514)     $ 5,087
Policyholders' benefits.................     (456)       456             -        (412)        412            -
                                          -------     ------       -------     -------     -------      -------
Total operating expenses, excluding
  policyholders' benefits...............  $ 5,553     $ (228)      $ 5,325     $ 5,189     $  (102)     $ 5,087
                                          -------     ------       -------     -------     -------      -------
Net interest income and other operating
  income................................  $13,215     $1,455       $14,670     $12,875     $ 1,168      $14,043
Policyholders' benefits.................     (456)       456             -        (412)        412            -
                                          -------     ------       -------     -------     -------      -------
Net interest income and other operating
  income, excluding policyholders'
  benefits..............................  $12,759     $1,911       $14,670     $12,463     $ 1,580      $14,043
                                          -------     ------       -------     -------     -------      -------
COST EFFICIENCY RATIO...................     43.5%                    36.3%       41.6%                    36.2%
                                          =======                  =======     =======                  =======
ADJUSTED PROFIT FOR THE PERIOD GROWTH:
  Profit for the period.................  $ 1,772     $  970       $ 2,742     $ 1,638     $   867      $ 2,505
  IFRS management basis profit for the
    period growth:......................                                 9%
                                                                   =======

                                 (HSBC FOOTER)
                                        2

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS

                                                                       THREE MONTHS ENDED
                                                              -------------------------------------
                                                              DECEMBER 31, 2005   DECEMBER 31, 2004
---------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)
NET INTEREST INCOME:
Net interest income:
  Owned basis...............................................      $  2,298            $  2,083
  Management basis adjustments..............................           473                 524
                                                                  --------            --------
  Management basis..........................................      $  2,771            $  2,607
                                                                  --------            --------
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios..................             -                  57
                                                                  --------            --------
Management basis net interest income adjusted for FFIEC.....      $  2,771            $  2,664
                                                                  --------            --------
Average interest-earning assets:
  Owned basis...............................................      $138,788            $116,778
  Managed basis adjustments.................................         5,757              18,602
  Management basis adjustments..............................        21,063               5,386
                                                                  --------            --------
  Management basis..........................................      $165,608            $140,766
                                                                  --------            --------
Owned basis net interest margin.............................           6.6%                7.1%
Management basis net interest margin........................           6.7                 7.4
Management basis net interest margin adjusted for FFIEC.....           6.7                 7.6
                                                                  ========            ========
RETURN ON AVERAGE ASSETS:
Profit for the period:
  Owned basis...............................................      $    393            $    712
  Management basis adjustments..............................            53                (394)
                                                                  --------            --------
  Management basis..........................................      $    446            $    318
                                                                  --------            --------
Adjusted profit for the period:
  Owned basis...............................................      $    393            $    712
  Management basis adjustments..............................            53                (394)
  Derivative adjustments....................................            25                (148)
  FFIEC implementation charge...............................             -                 121
                                                                  --------            --------
  Management basis adjusted for derivatives and FFIEC.......      $    471            $    291
                                                                  --------            --------
  Katrina and bankruptcy legislation change.................            87                   -
                                                                  --------            --------
  Management basis adjusted for derivatives, FFIEC, Katrina
    and bankruptcy legislation change.......................      $    558            $    291
                                                                  --------            --------
Average assets:
  Owned basis...............................................      $150,644            $134,316
  Management basis adjustments..............................        26,741              23,896
                                                                  --------            --------
  Management basis..........................................      $177,385            $158,212
                                                                  --------            --------
Return on average owned assets..............................           1.0%                2.1%
Return on average management assets.........................           1.0                  .8
Return on average management assets, adjusted for
  derivatives and FFIEC.....................................           1.1                  .7
Return on average management assets, adjusted for
  derivatives, FFIEC, Katrina and bankruptcy legislation
  change....................................................           1.3                  .7
                                                                  ========            ========

                                 (HSBC FOOTER)
                                        3
RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS

                                                                       THREE MONTHS ENDED
                                                              -------------------------------------
                                                              DECEMBER 31, 2005   DECEMBER 31, 2004
---------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income.........................................      $  2,431            $  2,551
Other operating income, excluding securitization revenue and the mark-to-market on derivatives which do not qualify as
  effective hedges and ineffectiveness associated with
  qualifying hedges under SFAS No. 133......................         1,193               1,786
Less: Net charge-offs.......................................        (1,163)             (1,502)
                                                                  --------            --------
Risk adjusted revenue.......................................      $  2,461            $  2,835
                                                                  --------            --------
Gain on bulk sale of private label receivables..............             -                (663)
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios..................             -                 309
                                                                  --------            --------
Managed basis risk adjusted revenue - adjusted for
  non-recurring items.......................................      $  2,461            $  2,481
                                                                  --------            --------
Management basis adjustments:
Net interest income.........................................      $    340            $     56
Other operating income, excluding securitization revenue and the mark-to-market on derivatives which do not qualify as
  effective hedges and ineffectiveness associated with
  qualifying hedges under SFAS No. 133......................           (86)               (899)
Less: Net charge-offs.......................................          (179)                 (5)
                                                                  --------            --------
Risk adjusted revenue, management basis adjustments.........      $     75            $   (848)
                                                                  --------            --------
Gain on bulk sale of private label receivables..............             -                 663
Katrina and bankruptcy legislation change...................           165                   -
                                                                  --------            --------
Risk adjusted revenue, management basis
  adjustments - adjusted for non-recurring items, Katrina
  and bankruptcy legislation change.........................      $    240            $   (185)
                                                                  --------            --------
Management basis:
Net interest income.........................................      $  2,771            $  2,607
Other operating income, excluding securitization revenue and the mark-to-market on derivatives which do not qualify as
  effective hedges and ineffectiveness associated with
  qualifying hedges under SFAS No. 133......................         1,107                 887
Less: Net charge-offs.......................................        (1,342)             (1,507)
                                                                  --------            --------
Risk adjusted revenue, management basis.....................      $  2,536            $  1,987
                                                                  --------            --------
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios..................             -                 309
Katrina and bankruptcy legislation change...................           165                   -
                                                                  --------            --------
Management basis risk adjusted revenue - adjusted for
  non-recurring items, Katrina and bankruptcy legislation
  change....................................................      $  2,701            $  2,296
                                                                  --------            --------
Average interest-earning assets:
  Managed basis.............................................      $144,545            $135,380
  Management basis adjustments..............................        21,063               5,386
                                                                  --------            --------
  Management basis..........................................      $165,608            $140,766
                                                                  --------            --------
Managed basis risk adjusted revenue.........................           6.8%                8.4%
Management basis risk adjusted revenue......................           6.1                 5.6
Managed basis risk adjusted revenue - adjusted for
  non-recurring items.......................................           6.8                 7.3
Management basis risk adjusted revenue - adjusted for
  non-recurring items, Katrina and bankruptcy legislation
  change....................................................           6.5                 6.5
                                                                  ========            ========

                                 (HSBC FOOTER)
                                        4
RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
MANAGEMENT BASIS

                                                                       THREE MONTHS ENDED
                                                              -------------------------------------
                                                              DECEMBER 31, 2005   DECEMBER 31, 2004
---------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)
CONSUMER NET CHARGE-OFF RATIO:
Consumer net charge-offs:
  Owned basis...............................................      $  1,044            $  1,127
  Management basis adjustments..............................           298                 380
                                                                  --------            --------
  Management basis..........................................      $  1,342            $  1,507
                                                                  --------            --------
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios..................             -                (202)
                                                                  --------            --------
Management basis consumer net charge-offs - adjusted for
  FFIEC.....................................................      $  1,342            $  1,305
                                                                  --------            --------
Katrina and bankruptcy legislation change...................          (155)                  -
                                                                  --------            --------
Management basis consumer net charge-offs - adjusted for
  FFIEC, Katrina and bankruptcy legislation change..........      $  1,187            $  1,305
                                                                  --------            --------
Average consumer receivables:
  Owned basis...............................................      $134,647            $111,691
  Management basis adjustments..............................        26,817              23,993
                                                                  --------            --------
  Management basis..........................................      $161,464            $135,684
                                                                  --------            --------
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios..................             -                  53
                                                                  --------            --------
Management basis average consumer receivables - adjusted for
  FFIEC.....................................................      $161,464            $135,737
                                                                  --------            --------
Owned basis consumer net charge-off ratio...................           3.1%                4.0%
Management basis consumer net charge-off ratio..............           3.3                 4.4
Management basis consumer net charge-off ratio - adjusted
  for FFIEC.................................................           3.3                 3.8
Management basis consumer net charge-off ratio - adjusted
  for FFIEC, Katrina and bankruptcy legislation change......           2.9                 3.8
                                                                  ========            ========
TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY RATIO:
Consumer 2+ delinquency:
  Owned basis...............................................      $  5,366            $  4,333
  Management basis adjustments..............................           725               1,246
                                                                  --------            --------
  Management basis..........................................      $  6,091            $  5,579
                                                                  --------            --------
Consumer receivables:
  Owned basis...............................................      $139,726            $106,564
  Management basis adjustments..............................        25,722              34,777
                                                                  --------            --------
  Management basis..........................................      $165,448            $141,341
                                                                  --------            --------
Owned basis consumer 2+ delinquency ratio...................           3.8%                4.1%
Management basis consumer 2+ delinquency ratio..............           3.7                 4.0
                                                                  ========            ========

                                 (HSBC FOOTER)
                                        5

RECONCILIATION TO GAAP FINANCIAL MEASURES
HSBC FINANCE CORPORATION
IFRS MANAGEMENT BASIS
                               AS AT DECEMBER 31, 2005                 AS AT JUNE 30, 2005
                         -----------------------------------   -----------------------------------
                                       IFRS                                  IFRS
                                    MANAGEMENT       IFRS                 MANAGEMENT       IFRS
                          OWNED        BASIS      MANAGEMENT    OWNED        BASIS      MANAGEMENT
                          BASIS     ADJUSTMENTS     BASIS       BASIS     ADJUSTMENTS     BASIS
--------------------------------------------------------------------------------------------------
                                                 (DOLLARS ARE IN MILLIONS)
CUSTOMER LOANS
Branch real estate.....  $ 41,270     $    71      $ 41,341    $ 39,091     $   (10)     $ 39,081
Correspondent real
  estate...............    41,556       4,464        46,020      32,839       5,210        38,049
                         --------     -------      --------    --------     -------      --------
  Real estate
    secured............    82,826       4,535        87,361      71,930       5,200        77,130
MasterCard/Visa(1).....    24,110       1,709        25,819      17,421       4,771        22,192
Private label..........     2,520      17,136        19,656       2,905      15,109        18,014
Auto finance...........    10,704       1,207        11,911       8,997       1,841        10,838
Personal non-credit
  card.................    19,545       1,200        20,745      17,255       2,501        19,756
Commercial and other...       208        (175)           33         253        (181)           72
                         --------     -------      --------    --------     -------      --------
TOTAL CUSTOMER LOANS...  $139,913     $25,612      $165,525    $118,761     $29,241      $148,002
                         ========     =======      ========    ========     =======      ========

                               AS AT DECEMBER 31, 2004
                         -----------------------------------
                                     IAS LITE
                                    MANAGEMENT     IAS LITE
                          OWNED        BASIS      MANAGEMENT
                          BASIS     ADJUSTMENTS     BASIS
-----------------------  -----------------------------------
                              (DOLLARS ARE IN MILLIONS)
CUSTOMER LOANS
Branch real estate.....  $ 36,117     $    94      $ 36,211
Correspondent real
  estate...............    28,703       5,101        33,804
                         --------     -------      --------
  Real estate
    secured............    64,820       5,195        70,015
MasterCard/Visa(1).....    14,635       7,590        22,225
Private label..........     3,411      15,570        18,981
Auto finance...........     7,544       2,693        10,237
Personal non-credit
  card.................    16,128       3,513        19,641
Commercial and other...       317        (190)          127
                         --------     -------      --------
TOTAL CUSTOMER LOANS...  $106,855     $34,371      $141,226
                         ========     =======      ========

---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                                 (HSBC FOOTER)
                                        6



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 March, 2006